Exhibit 99.1

Date: July 13, 2011	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KEEGAN RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	19-08-2011
Record Date for Voting (if applicable) :	19-08-2011
Beneficial Ownership Determination Date :	19-08-2011
Meeting Date :	27-09-2011
Meeting Location (if available) :	Keegan Resources Inc. 600 - 1199 West Hastings Street Vancouver, BC V6E 3T5

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	487275109	CA4872751090

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KEEGAN RESOURCES INC.